

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Sean Bagan
Chief Financial Officer
Helios Technologies, Inc.
7456 16th St E
Sarasota, Florida 34243

      Re: Helios Technologies, Inc.
          Form 10-K for the year ended December 31, 2022
          File No. 1-40935

Dear Sean Bagan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing